UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
     ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☒   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of issuer
Suitable, Inc.

Legal status of issuer

Form
S-Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
November 30, 2015

Physical address of issuer
1943 Hillcrest Drive, Los Angeles, CA 90016

Website of issuer
https://www.senestudio.com

Current number of employees
4

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$211,549	$53,527
Cash & Cash Equivalents	$101,236	$39,370
Accounts Receivable	$0	$0
Short-term Debt	$110,610	$107,809
Long-term Debt	$112,555	$26,454
Revenues/Sales	$689,176	$328,583
Cost of Goods Sold	$175,348	$127,964
Taxes Paid	$0	$0
Net Income (Loss)	($28,917)	($291,336)

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials

Suitable, Inc.
Annual Report
(Exhibit A to Form C-AR)
June 12, 2020



This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C-AR and the Exhibits hereto in their entirety.

Suitable, Inc. is a Delaware S-Corporation, formed on November 30, 2015.

The Company is located at 1943 Hillcrest Drive, Los Angeles, CA 90016.

The Company's website is https://www.senestudio.com/.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

Further, failure to renew client contracts on favorable terms could adversely affect the Company's business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

The Company may raise additional capital, which may cause dilution to existing stockholders, restrict the Company's operations or require it to relinquish rights on unfavorable terms. The Company may seek additional capital through a variety of means, including through public or private equity, debt financings or other sources, including up-front payments and milestone payments from strategic collaborations. To the extent that the Company raises additional capital through the sale of equity or convertible debt or equity securities, an investor's ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect shareholder rights. Such financing may result in dilution to stockholders, imposition of debt covenants, increased fixed payment obligations, or other restrictions that may affect the Company's business.

Maintaining, extending, and expanding the Company's reputation and brand image are essential to the Company's business success. The Company seeks to maintain, extend, and expand their brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect the Company's brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on the Company's advertising, consumer promotions and marketing, or their response to those restrictions, could limit their efforts to maintain, extend and expand their brands. Moreover, adverse publicity about regulatory or legal action against the Company could damage the Company's reputation and brand image, undermine their customers' confidence and reduce long-term demand for their products, even if the regulatory or legal action is unfounded or not material to their operations.

In addition, the Company's success in maintaining, extending, and expanding the Company's brand image depends on their ability to adapt to a rapidly changing media environment. The Company increasingly relies on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about the Company, their brands or their products on social or digital media, whether or not valid, could seriously damage their brand and reputation. If the Company does not establish, maintain, extend and expand their brand image, then their product sales, financial condition and results of operations could be adversely affected.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on the Company. Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect their business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in quarterly results, including fluctuations in revenues.

The Company has generated substantial net losses and negative operating cash flows since its inception as part of the development of its business. The Company has generated substantial net losses and negative cash flows from operating activities since it commenced operations. It has incurred losses of approximately $320,000 from its inception through the end of May 2019.

Failure by the Company's transportation providers to deliver their products on time or at all could result in lost sales. The Company currently relies upon third-party transportation providers for a significant portion of their product shipments. The Company utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase their shipping costs, employee strikes, and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet their shipping needs. The Company may, from time to time, change third-party transportation providers, and the Company could therefore face logistical difficulties that could adversely affect deliveries. The Company may not be able to obtain terms as favorable as those they receive from the third-party transportation providers that they currently use or may incur additional costs, which in turn would increase their costs and thereby adversely affect their operating results.

The Company is vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight. The Company purchases large quantities of raw materials, including ingredients such as organic raw fruits and organic vegetables. Costs of ingredients and packaging, including its bottles, are volatile and can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, natural or man-made disasters, consumer demand, and changes in governmental trade and agricultural programs. Additionally, the prices of packaging materials and freight are subject to fluctuations in price. The sales prices to the Companies' customers are a delivered price. Therefore, changes in the Company's input costs could impact their gross margins. Their ability to pass along higher costs through price increases to their customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which the Company competes. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect the Company's results of operations. The Company buys from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond the Company's control. The Company does not have long-term contracts with many of their suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase their costs and disrupt their operations.

The Company does not currently hold any intellectual property and they may not be able to obtain such intellectual property. Their ability to obtain protection for their intellectual property (whether through patent, trademark, copyright, or other IP right) is uncertain due to a number of factors, including that the Company may not have been the first to make the inventions. The Company has not conducted any formal analysis of the "prior art" in their technology, and the existence of any such prior art would bring the novelty of their technologies into question and could cause the pending patent applications to be rejected. Further, changes in U.S. and foreign intellectual property law may also impact their ability to successfully prosecute their IP applications. For example, the United States Congress and other foreign legislative bodies may amend their respective IP laws in a manner that makes obtaining IP more difficult or costly. Courts may also render decisions that alter the application of IP laws and detrimentally affect their ability to obtain such protection. Even if the Company is able to successfully register IP, this intellectual property may not provide meaningful protection or commercial advantage. Such IP may not be broad enough to prevent others from developing technologies that are similar or that achieve similar results to theirs. It is also possible that the intellectual property rights of others will bar the Company from licensing their technology and bar them or their customer licensees from exploiting any patents that issue from the pending applications. Finally, in addition to those who may claim priority, any patents that issue from the patent applications may also be challenged by competitors on the basis that they are otherwise invalid or unenforceable.

The Company must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation. Consumer preferences for the Company's products change continually. Its success depends on its ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If the Company does not offer products that appeal to consumers, its sales and market share will decrease. It must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If the Company does not accurately predict which shifts in consumer preferences will be long-term, or if it fails to introduce new and improved products to satisfy those preferences, its sales could decline. In addition, because of its varied customer base, it must offer an array of products that satisfy the broad spectrum of consumer preferences. If the Company fails to expand its product offerings successfully across product categories, or if it does not rapidly develop products in faster growing and more profitable categories, demand for its products could decrease, which could materially and adversely affect its product sales, financial condition, and results of operations.

In addition, achieving growth depends on its successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on its ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise its competitive position and adversely impact its business

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue. Some of the Company's competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter the Company's market through acquisitions, partnerships or strategic relationships. The Company expects these trends to continue as competitors attempt to strengthen or maintain their market positions. Potential entrants may have competitive advantages over the Company's operations, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. Competitors that expand or vertically integrate their business may create more compelling service offerings, may offer greater pricing flexibility, or may engage in business practices that make it more difficult to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of customers or a reduction in revenue.

The Company has engaged in related party transactions. From time-to-time, related parties advance the Company funds for operating capital. Funds advanced are due on demand. As of December 31, 2018 and 2017, $0 and $12,586 was due to related parties. These advanced funds are not formally covered by any documentation. At this time, there is no expectation of repayment.

The Company has not filed a Form D for its previous SAFE offering. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

In addition to the $20,000 SAFE note raised from outside investors, the Company has raised or contributed significant funds to the operations of the business. In 2017, the Company entered into promissory notes totaling $100,000. The notes are due in February 2020. Interest is charged at a fixed rate of 10% per annum. The notes are collateralized by the personal assets of a primary shareholder of the Company. As of December 31, 2018 and 2017, $40,858 and $66,119, respectively, was due under these notes. During the years ended December 31, 2018 and 2017, the founders contributed capital of $413,258.

BUSINESS

Description of the Business
Sene is an affordable custom-made clothing brand focused on minimalism for both men and women. The Company has created a proprietary fitting solution called SmartFit, which is an online input algorithm that returns the best fit for a customer. Orders take three weeks from payment to delivery and customers are covered by the Company's 60 Day Fit Guarantee where alterations, remakes, exchanges, and returns are covered.

Business Plan

Executive summary
Sene is setting out to make custom clothing simple by replacing the tailor with data science. Sene empowers people of all shapes and sizes to feel their best. The brand combines beautifully designed clothing using technical materials with custom tailoring.

Company description
Customers order one of Sene's core products, a flexible material suit or technical denim jeans online, by filling out a short 10-15 question quiz through the company's proprietary SmartFit questionnaire. The algorithm extrapolates a customer's measurements and those measurements are used in production to laser-cut and hand-assemble the customer's order. After three weeks, the order is delivered, and the customer can choose to benefit from Sene's 60 Day Fit Guarantee which allows the customer to have their alterations, remakes, exchanges, ore returns covered. Sene continues to expand its product collections by focusing on quality technical materials custom-made into elevated everyday essentials.

Market analysis
While there are many competitors in the apparel ecommerce space, there are no other companies that exist in the space between technical materials and custom-made clothing. Currently, there is a rising trend in athleisure wear as office workwear has continued to allow more casual clothing. There are many notable brands trying to dominate this space such as Lululemon, Nike, Rhone, and Ministry of Supply. On the other end, there are many custom clothing brands attempting to normalize the process of custom clothing and make it more accessible to the masses. Nearly all of these brands focus on traditional, formal clothing as traditional tailoring has always been associated with wool suits and cotton dress shirts. Such brands include Indochino, Proper Cloth, Knot Standard, and Black Lapel.

Sene focuses on merging the two worlds where everyday clothing focused on quality fabrics can be easily done in a custom-fit at a price point equivalent to off-the-rack brands. The SmartFit Quiz enables ease of measuring without an actual measuring tape, and the product design allows Sene to fit into a space where timeless design is paired with the rising trend in technical materials.

Sene's model focuses primarily on using data-backed methods to combine measurements with a customer's preferences. Many other competitors in the custom space have various methods of sizing whether it's through a mobile application or pushing customers to get fitted in a physical retail location. The quiz method allows Sene to remain operationally lean while also using customers fit preferences as a feedback loop to improve fit.

Product description
Sene focuses on sourcing high quality, technical materials that functionally serve the growing demands of our customers' lives. Most of the core products sold have fabrics sourced from mills in Japan that are committed to producing technical fabrics through advancements in technology.

The FlexTech fabric is a four-way stretch, moisture-wicking, wrinkle-free technical fabric that allows customers to machine wash their suits. The mills that Sene works with have created a bi-polymer material that allows for higher retention in stretch and durability. Sene uses this fabric to be custom-made into a suit that moves and stretches with customers. It is a minimally designed suit, with a natural shoulder and deconstructed blazer, perfect for both casual and formal environments.

The Ever Jean is a brand new flagship product that is made from a technical stretch denim sourced from Japan. The cut of jean can be custom-made into anything the customer prefers: straight cut, boot cut, skinny cut, boyfriend cut, etc. The Ever Jean, while made with fabrics that look like traditional denim, contains technical qualities that also stretch and move with the customer.

Marketing approach
Sene is currently scaling growth of the company's revenue through performance marketing ,specifically in digital advertising on Facebook and Instagram. Within the next two years of the company's projections, the digital advertising spend will continue to increase as customers continue to shop and find new brands on these platforms.

Following continued growth, Sene will scale with performance marketing in search engines as customers who look for functional clothing will continue to be high intent buyers.

Lastly, partnerships with carefully selected influential brands and influencers will help to bring brand awareness to new customers. This method of marketing will help launch Sene beyond early customers to the masses.

Financial projections
By the end of 2019, Sene is projected to do over $650,000 in net revenue. With its continued success through digital marketing, growth is projected to scale to over $2,000,000 by the end of 2020.

Entering 2021, Sene will aim to optimize performance marketing so that the company's operations can scale profitably while doubling revenue to $4,000,000. By 2022, Sene will expand into large-scale partnerships and potentially open appointment-driven showrooms to reach $11,000,000 in revenue.

Litigation
None.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years

Ray Li	Founder & CEO (Jan 2017 – Present)	Sene, Founder & CEO (Jan 2017 – Present) Oversee all strategic decisions Establish brand vision Design new product and collections Communicate with investors and board of advisors Run brand marketing and partnerships Concept and produce content Interbrand, Senior Strategist (May 2012 – Sep 2016) concept brand strategy, including positioning and voice name new products design brand experiences
Mark Zheng	Chief of Growth & Partner (Feb 2018 – Present)	Sene, Chief of Growth & Partner (Feb 2018 – Present) Oversee performance growth marketing Oversee company financials Ensure operational functions are running smoothly HealthCare Appraisers, Senior Valuation Associate (Nov 2015 – Jan 2018) Determine fair market valuation of physician compensation arrangements for hospital corporations and physician practices Develop new client relationships

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	18,120,000	Yes	N/A	100%	N/A

The Company has the following debt outstanding:

9

Type of debt	Name of creditor	Amount outstanding	Interest rate and payment schedule	Amortization schedule	Describe any collateral or security	Maturity date	Other material terms
Credit Card	Credit Card	$110,610	15%	N/A	N/A	N/A	N/A
SAFE	N/A	$20,000	N/A	N/A	N/A	N/A	N/A
Loan	N/A	$91,379.16	10%	N/A	N/A	2/20	N/A

Ownership

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Raymond Li	15,200,000 Common Shares	85.48%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

Suitable, LLC was formed on August 27, 2013 ("Inception") in the State of Delaware. On November 30, 2015, the Company was converted to Suitable, Inc. a Delaware Corporation. The financial statements of Suitable, Inc. (which may be referred to as "Suitable", the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, California.

Suitable, dba Sene, is an affordable custom-made clothing brand focused on minimalism for both men and women. The Company has created a proprietary fitting solution called SmartFit, which is an online input algorithm that returns the best fit for a customer. Orders take three weeks from payment to delivery and customers are covered by the Company's 60 Day Fit Guarantee where alterations, remakes, exchanges and returns are covered.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $101,236 in cash on hand as of December 31, 2019 which will be used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $5,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its securities (or grants options over its securities) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their securities than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each unit of the same type is worth the same amount, and you paid more for your Units than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Pre-Seed	November 2018	Regulation D, 506b	SAFE Note	$20,000	Uncapped Valuation

Classes of securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Previously Issued Preferred Stock
None.

Series Pre-Seed Preferred Stock

Dividend Rights
Holders of Series Pre-Seed Preferred Stock are entitled to receive dividends pari passu with holders of common stock, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights
So long as at least 25% of the original number of Series Pre-Seed Preferred Stock is outstanding, holders of Series Pre-Seed Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of common stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Series Pre-Seed Preferred Stock voting as a separate class. These matters include any vote to:

• alter the rights, powers or privileges of the Series Pre-Seed Preferred Stock set forth in the restated certificate or bylaws, as then in effect, in a way that adversely affects the Series Pre-Seed Preferred Stock;
• increase or decrease the authorized number of shares of any class or series of capital stock;
• authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation, as then in effect, that are senior to or on a parity with any series of preferred stock;
• redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);
• declare or pay any dividend or otherwise make a distribution to holders of preferred stock or common stock;
• increase or decrease the number of directors;
• liquidate, dissolve, or wind-up the business and affairs of the Company, effect any deemed liquidation event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining approval of the holders of Series Pre-Seed Preferred Stock.

The Series Pre-Seed Preferred holders, together with holders of common stock, may designate one person to serve on the Company's board of directors who is not (i) an employee or a holder of common stock of the Company, (ii) a family member or personal friend of an employee or a holder of common stock of the Company, or (iii) an employee of a person controlled by an employee or a holder of common stock of the Company as described in the certificate of incorporation.

Right to Receive Liquidation Distributions
In the event of our liquidation, dissolution, or winding up, holders of our Series Pre-Seed Preferred Stock will be entitled to receive the greater of 1 times the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series Pre-Seed Preferred Stock receive these distributions before any holders of common stock.

Conversion Rights
The Series Pre-Seed Preferred Stock are convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Rights under the Series Pre-Seed Preferred Stock Investment Agreement
Under the Series Pre-Seed Preferred Stock Investment Agreement (the "Investment Agreement"), investors who have invested $50,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the Investment Agreement, as summarized below. If the next financing the Company undertakes provides for more favorable provisions (e.g., registration rights, rights of co-sale, etc.), holders of Series Pre-Seed Preferred Stock will be entitled to substantially similar provisions. Further holders who are Major Purchasers under the Investment Agreement relating to this offering, will be considered Major Purchasers with respect to provisions in the next financing (to the extent the Major Purchaser concept is used in such financing). If there is right a first refusal for the transfer of common stock by a key holder, and the Company does not exercise that right, Major Purchasers will be entitled to exercise that right for a pro-rata share of the key holder's common stock.

Holders of Series Pre-Seed Preferred Stock are subject to a drag-along provision as set forth in the Investment Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the Company agrees that, in the event the Company's board of directors, and a majority of both (i) the holders of the Company's common stock then outstanding, and (ii) the holders of a majority common stock that is issued and issuable upon conversion of the preferred shares vote in favor of a deemed liquidation event (e.g., merger or sale of the Company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

What it means to be a minority holder

As an investor in Series Pre-Seed Preferred Stock of the Company, your rights will be more limited than the rights of the holders of common stock who control the Company in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Even if your securities convert to common stock of the Company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Even once the Series Pre-Seed Preferred Stock convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

● In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
● In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
● In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law,and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
From time-to-time, related parties advance the Company funds for operating capital. Funds advanced are due on demand. As of December 31, 2018 and 2017, $0 and $12,586 was due to related parties.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Raymond Li

_____
(Signature)

Raymond Li

_____
(Name)

Principal Executive Officer, Principal Financial Officer, Controller, Board of Directors

_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Raymond Li

_____
(Signature)

Raymond Li

_____
(Name)

Principal Executive Officer, Principal Financial Officer, Controller, Board of Directors

_____
(Title)

June 12, 2020

_____
(Date)

/s/Mark Zheng

_____
(Signature)

Mark Zheng

_____
(Name)

Chief Growth Officer

_____
(Title)

June 12, 2020

_____
(Date)

Instructions:

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B

Financials

s e n e

COMPANY CERTIFIED FINANCIALS

I, Mark Zheng, certify that the financial statements of Suitable, Inc. included in this Form are true and complete in all material respects.

Mark Zheng
Chief Strategy Officer

_____

Mark Zheng
CSO
Suitable, Inc.
6/11/2020

Balance Sheet

Suitable Inc
As of December 31, 2019

Account	Dec 31, 2019
Assets	
Current Assets	
Cash and Cash Equivalents	
Business Checking	98,548
PayPal	2,688
Ray's Personal Chase Card	6,784
Total Cash and Cash Equivalents	**108,020**
Accounts Receivable	0
Denim Inventory	6,919
Fabric Inventory - Carr Stretch Cotton	(73)
FlexTech Inventory	76,062
Packaging Inventory	2,660
Prepayments	14,321
Total Current Assets	**207,909**
Fixed Assets	
Computer Equipment	1,399
Office Equipment	2,242
Total Fixed Assets	**3,640**
Total Assets	**211,549**
Liabilities and Equity	
Liabilities	
Current Liabilities	
AmEx Everyday Preferred Clear	3,391
AmEx Simply Cash Blue	6,076
Capital One Visa Signature Business	9,259
Discover Gold	2,209
Mark's Business Chase Card	4,779
Mark's Personal Chase Sapphire Reserve	2,734
PayPal	0
Ray's Business Chase Card	44,432
Sales Tax Payable	149
Sene Amex	35,834
US Bank Credit Card	1,747
Total Current Liabilities	**110,610**
Long Term Liabilities	
Gift Card (Via Shopify)	0
Loan	112,555
Total Long Term Liabilities	**112,555**
Total Liabilities	**223,165**
Equity	
Common Stock	572,803
Current Year Earnings	(28,917)
Owners Contribution	77,587
Retained Earnings	(633,088)
Total Equity	**(11,616)**
Total Liabilities and Equity	**211,549**

Income Statement
Suitable Inc
For the 12 months ended 31 December 2019

	Dec-19
Revenue	
Other Revenue	8,666
Sales	680,510
Total Revenue	**689,176**
Cost of Goods - Labor	
Cost of Goods Sold - Other Labor	142,928
Total Cost of Goods - Labor	**142,928**
Cost of Goods Sold - Fabric	
Cost of Goods Sold - FlexTech	32,420
Total Cost of Goods Sold - Fabric	**32,420**
Total Cost of Sales	**175,348**
Gross Profit	**513,828**
Operating Expenses	
Advertising	91,789
Alterations	18,567
Bank Service Charges	12,766
Delaware Franchise Tax	275
Dues & Subscriptions	27,032
General Expenses	2,051
Insurance	5,965
Legal Expenses	5,132
Marketing & Advertising: Content	44,724
Meals and Entertainment	1,901
Office Expenses	10,130
Postage & Delivery	61,739
Product Development	48,343
Rent	57,897
Travel	6,057
Utilities	10,220
Team Expenses	
BD Office Supplies	0
Health Insurance	0
Outsourced Labor	58,269
Payroll Tax Expense	7,888
RL Office Supplies	20,749
Wages and Salaries	28,044
Total Team Expenses	**114,951**
Total Operating Expenses	**519,537**
Operating Income / (Loss)	**(5,709)**
Other Income and Expense	
Interest Expense	3,081
Repairs and Maintenance	324
Internet	326
Telephone	180
Office Meeting	17,696
Charitable Contribution	1,600
Total Other Income and Expense	**23,207**
Net Income / (Loss) before Tax	**(28,917)**

Suitable, Inc.

Consolidated Statement of Changes In Stockerholders' Equity (unaudited)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount			
Balance on December 31, 2018	18120000	$ 181.20		$ (303,286.28)	$ (303,105.08)
Preferred convertible notes		$ 20,000.00			$ 20,000.00
Preferred stock			$ 451,398.08		$ 451,398.08
Net loss				$ (329,801.72)	$ (329,801.72)
Balance on December 31, 2019	18120000	$ 20,181.20	$ 451,398.08	$ (633,088.00)	$ (161,508.72)